Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-4 and related Prospectus of Delek Logistics Partners, LP and Delek Logistics Finance Corp. for the registration of their 6.75% Senior Notes due 2025 and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements of Delek Logistics Partners, LP, and the effectiveness of internal control over financial reporting of Delek Logistics Partners, LP, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee
April 13, 2018